(212) 318-6054

vadimavdeychik@paulhastings.com

October 6, 2021

Anu Dubey

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Oaktree Diversified Income Fund Inc. (the “Fund”)

File Nos. 333-257789 and 811-23715

Dear Ms. Dubey:

This letter responds to your comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned with respect to the Fund’s registration statement on Form N-2 (“Registration Statement”).

The Fund’s responses to your comments are reflected below. We have restated your comments for ease of reference. To the extent applicable, changes will be reflected in pre-effective amendment no. 1 to the Registration Statement (the “Amendment”), which will be marked to show all changes made since the initial filing of the Registration Statement. Capitalized terms used herein shall have the same meaning provided to them in the Registration Statement, unless otherwise indicated.

Facing Page

1.	Staff Comment: Inasmuch as Section 8(c) of the Securities Act of 1933 (“Securities Act”) relates to post-effective amendments, please remove the check from the box next to “when declared effective pursuant to Section 8(c).”

Response: Comment accepted. The requested change will be made in the Amendment.

2.	Staff Comment: Effective August 1, 2021, interval funds will be deemed to register an indefinite amount of securities pursuant to Rule 23c-3(e) under the Investment Company Act of 1940, as amended (“1940 Act”), and will pay registration fees using Form 24F-2. The registration table may be deleted. See Instructions to “Calculation of Registration fee under the Securities Act of 1933” in Form N-2.

Response: Comment accepted. The requested change will be made in the Amendment.

Prospectus

3.	Staff Comment: Please describe to us the Fund’s method for accounting for organizational and offering costs. Please also tell us the accounting literature that supports the method used.

Response: Organization costs are expensed as incurred. Organization costs consist of costs incurred to establish the Fund and enable it legally to do business. Organization costs will be reimbursed by the Adviser, subject to potential recoupment that will be described in (i) the notes to the Fund’s seed financial statements; and (ii) applicable footnote to the fee table. Offering costs include registration fees and legal fees regarding the preparation of the Fund’s Registration Statement. Offering costs are accounted for as deferred costs until operations begin. Offering costs are then amortized over the first twelve months of operations on a straight-line basis. Since the Fund will be reimbursed by the Adviser as a condition of an expense limitation agreement, the accounting treatment will follow the parameters described above, with a few additional requirements. Any reimbursement received by the Fund will be reflected on the statement of operations as a separate line item and netted with the Fund’s total expenses. Since the Adviser has the ability to recoup any of the amounts that are waived and/or reimbursed to the Fund (subject to the terms of the expense limitation agreement), the notes of the financials will include disclosure detailing the expiration of the recapture period and the corresponding amount that the Fund may have to pay back to the Adviser.

The accounting literature referenced below supports the Fund’s accounting methodology described above in relation to the treatment of organizational and offering costs.

Organization costs

-	ASC 720-15-25-1. Costs of start-up activities, including organization costs, shall be expensed as incurred.

Offering Costs

-	ASC 946-20-25-5. Offering costs of closed-end funds and investment partnerships shall be charged to paid-in capital upon sale of the shares or units.

-	ASC 946-20-25-6. Offering costs of open-end investment companies and of closed-end funds with a continuous offering period shall be recognized as a deferred charge.

-	ASC 946-20-35-5. Offering costs recognized as a deferred charge under paragraph 946-20-25-6 shall be amortized to expense over twelve months on a straight-line basis when operations begin.

4.	Staff Comment: The second sentence under “Securities Offered” indicates that the Fund has applied for exemptive relief that, if granted, will permit the Fund to issue multiple classes of shares and to impose asset-based distribution fees and early-withdrawal fees.

Please disclose that Class T will not be offered to investors until the exemptive relief is obtained.

Response: Comment accepted. The requested change will be made in the Amendment.

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5.	Staff Comment: The first sentence under “Investment Strategy” states that the Fund seeks to achieve its investment objective by investing globally in high-conviction opportunities across Oaktree’s performing credit platform of certain types of investments. Please revise this sentence to use plain English terms to clarify the meaning of “high-conviction opportunities” and “performing credit platform.”

Response: The Fund respectfully submits that the following italicized language will be added after the first sentence in the Investment Strategy section:

High-conviction opportunities are investment opportunities that fall within the Fund’s investment strategy, which are identified by the Adviser based on its holistic, bottom-up proprietary research and credit analysis, including analysis of fundamental, valuation, technical and other market factors. The Adviser’s performing credit platform encompasses a broad array of credit strategy groups that invest in public and private corporate credit instruments across the liquidity spectrum.

6.	Staff Comment: Please disclose the Fund’s maturity policy with respect to its credit investments.

Response: The Fund respectfully submits that the following italicized language will be added in the Amendment:

It is expected that the Fund normally will have a short average portfolio duration (i.e., within a 1 ½ to 3-year range), as calculated by the Adviser, although it may be shorter or longer at any time or from time to time depending on market conditions and other factors. While the Fund seeks to maintain a short average portfolio duration, there is no limit on the maturity or duration of any individual security in which the Fund may invest. Duration is a measure used to determine the sensitivity of a security’s price to changes in interest rates. The Fund’s duration strategy may entail maintaining a negative average portfolio duration from time to time, which would potentially benefit the portfolio in an environment of rising market interest rates but would generally adversely impact the portfolio in an environment of falling or neutral market interest rates.

7.	Staff Comment: The sixth bolded bullet point states that the Fund’s distributions may constitute a return of capital. Please disclose that a return of capital does not represent income.

Response: Comment accepted. The requested change will be made in the Amendment.

8.	Staff Comment: The seventh bolded bullet point describes the tax consequences of a return of capital distribution. Please clarify that, by reducing an investor’s tax basis, a return of capital distribution may result in an investor paying more taxes upon a sale of shares.

Response: Comment accepted. The requested change will be made in the Amendment.

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9.	Staff Comment: The first sentence under “Leverage” states that the Fund intends to add leverage to its portfolio by utilizing borrowing, such as through bank loans or commercial paper and/or other credit facilities, including through one or more subsidiaries. Please disclose how the Fund would utilize borrowing through commercial paper. Please also inform us whether the Fund or a subsidiary would issue commercial paper without registration in reliance on the exemption in Section 3(a)(3) of the Securities Act. If so, please provide a legal analysis explaining why the Fund’s commercial paper would be eligible to rely on that exemption. See Securities Act Release No. 4412 (Sept. 20, 1961).

Response: The Fund respectfully submits that the reference to commercial paper has been deleted. Further, neither the Fund nor any future subsidiary will issue commercial paper without registration in reliance on the exemption in Section 3(a)(3) of the Securities Act.

10.	Staff Comment: If the Fund currently intends to issue commercial paper (i.e., within one year of initial effectiveness of this Registration Statement), please disclose any expenses related to such commercial paper issuance in the fee table. Please also respond to the following comments regarding any subsidiaries:

a.	Disclose that the Fund complies with the provisions of the 1940 Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the subsidiary.

b.	Disclose that each investment adviser to a subsidiary complies with the provisions of the 1940 Act relating to investment advisory contracts (Section 15) as an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act. Please also file any investment advisory contract between the subsidiary and its investment adviser as an exhibit to the Registration Statement. See Item 25.2.k. of Form N-2.

c.	Disclose that the subsidiary complies with the provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the subsidiary.
d.	Confirm to us that (a) a subsidiary’s management fee (including any performance fee) will be included in the “Management Fee” line item of the fee table, and a subsidiary’s expenses will be included in the “Other Expenses” line item of the fee table.

e.	Confirm to us that if a subsidiary is not organized in the U.S., (i) the subsidiary and its board of directors will agree to designate an agent for service of process in the U.S.; and (ii) a subsidiary and its board of directors will agree to inspection by the staff of the subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act.

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f.	Confirm to us that the financial statements of any wholly owned or substantially owned subsidiaries will be consolidated with those of the Fund.

Response: Please see the Fund’s response to comment 9 regarding use of commercial paper. With respect to the any future subsidiary, the Fund responds as follows:

a.	The Fund will comply with investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the subsidiary.
b.	To extent the Fund sets up a subsidiary in the future, the investment adviser to the subsidiary will comply with the provisions of the 1940 Act relating to investment advisory contracts (Section 15) as an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act. Furthermore, an investment advisory contract between the subsidiary and its investment adviser will be filed as an exhibit to the Registration Statement.

c.	Comment accepted. The requested change will be made in the Amendment, if applicable. The custodian to a subsidiary, if different from the Fund’s custodian, will be disclosed when and if such subsidiary is established.

d.	Confirmed.
e.	Confirmed.
f.	Confirmed.

Prospectus Summary — Continuous Offering (page 6)

11.	Staff Comment: The second sentence of the last paragraph of this section states that the Fund reserves the right to reject a purchase order for any reason. Please disclose the circumstances in which the Fund would reject a purchase order.

Response: The Fund respectfully submits that the following italicized language will be added in the Amendment:

The Fund and the Distributor each reserves the right, in its sole discretion, to suspend the offering of shares of the Fund or to reject any purchase order, in whole or in part, when, in the judgment of management, such suspension or rejection is in the best interests of the Fund. The sale of Common Shares may be suspended during any period in which the NYSE is closed other than weekends or holidays, or if permitted by the rules of the SEC, when trading on the NYSE is restricted or during an emergency which makes it impracticable for the Fund to dispose of its securities or to determine fairly the value of its net assets, or during any other period as permitted by the SEC for the protection of investors.

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Prospectus Summary — Investment Objectives and Strategies (pages 6 – 7)

12.	Staff Comment: The heading for this section identifies “Strategies.” Please revise this heading to refer to “Principal Strategies.” Please move disclosure of any non-principal strategies to a separate section outside of the Prospectus Summary. See Instruction to Item 3.2. of Form N-2 (stating that the synopsis should provide a clear and concise description of the key features of the offering and the Fund). See also Item 8.2.b.(1) of Form N-2; Item 8.4. of Form N-2 and Instruction a. thereto.

Response: Comment accepted. The requested changes will be made in the Amendment.

13.	Staff Comment: The second sentence of this section states that the Fund will invest “globally” and identifies certain investments the Fund will make, including emerging markets debt. Please clarify if the Fund will invest globally, including in emerging markets, or if the only types of foreign investments the Fund will make will be in emerging markets.

Response: The Fund confirms that it will invest globally, including in emerging market countries. The Fund is global in nature, investing in developed markets and, to a lesser extent, emerging markets.

14.	Staff Comment: The second sentence of this section identifies senior loans as an investment of the Fund. If the Fund will invest in covenant-lite loans as part of its principal strategies, please disclose such investments here and disclose any corresponding risks of covenant-lite loans in the Principal Risks of the Fund section. Please also consider whether the risks of the expected discontinuation of LIBOR should be described in the Principal Risks of the Fund section.

Response: The Fund respectfully submits that it will invest in covenant-lite loans as part of its principal strategies. Appropriate disclosure, including corresponding risks of covenant-lite loans, will be made in the Amendment. Separately, the Adviser does not believe that the discontinuation of LIBOR will materially impact the Fund’s investment strategy and/or present material risks. As a result, the Fund respectfully submits that it is not necessary to include corresponding risk disclosure in the Principal Risks of the Fund section. To prepare for the transition away from LIBOR, Oaktree has established a Governance Committee with senior management representation from Finance, Legal, Compliance, Internal Audit, Client Relations, Fund Accounting & Operations, Treasury and Tax, Trade Support, Portfolio Construction & Analysis, and Information Technology. A working group has also been established with key representatives across back-office departments to analyze the exposure to LIBOR and develop and implement our comprehensive transition plan. Additionally, an investment team working group has been established to help coordinate transition activities across our strategies and address Oaktree’s legacy LIBOR contracts well in advance of the LIBOR termination dates.

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15.	Staff Comment: The second sentence of this section identifies structured credit as an investment of the Fund. Please disclose what structured credit includes and disclose any corresponding risks of such investments in the Principal Risks of the Fund section.

Response: Comment accepted. The requested changes will be made in the Amendment. The Fund respectfully submits that the following italicized language will be added following the second sentence of this section in the Amendment:

Structured credit investments may include commercial mortgage-backed securities (“CMBS”), collateralized loan obligations (“CLOs”), asset-backed securities (“ABS”) and residential mortgage-backed securities (“RMBS”).

16.	Staff Comment: The second sentence of this section identifies convertibles as an investment of the Fund. If the Fund expects to invest in contingent convertible securities (“CoCos”), the Fund should consider what, if any disclosure is appropriate. The type and location of disclosure will depend on, among other things, the extent to which the Fund expects to invest in CoCos, the characteristics of the CoCos (e.g., credit quality, conversion triggers). If CoCos will be a principal type of investment, please disclose a description of CoCos and provide appropriate risk disclosure.

Response: Comment acknowledged. The Fund respectfully submits that, although investing in CoCos will not be a part of the Fund’s principal investment strategy, the Adviser may invest in CoCos as part of its non-principal investment strategy. As a result, the Fund will incorporate appropriate disclosure and the related risk factors associated with investments in CoCos in the Amendment.

17.	Staff Comment: The second sentence of this section indicates that the Fund’s investments are “inclusive of the public and private credit sectors.” Please disclose what such public and private credit sectors are.

Response: Comment accepted. The relevant disclosure will be revised to read as follows:

Public sector companies that trade on the public markets and private companies that do not have securities trading on the public markets.

18.	Staff Comment: The first sentence of the second paragraph of this section states that the Fund will invest at least 80% of its assets in credit related investments, including, but not limited to, fixed income securities, floating rate securities and other debt instruments and in derivatives and other instruments that have economic characteristics similar to such securities or investments. Please identify with greater specificity the fixed income securities, floating rate securities, other debt instruments and derivatives and other instruments in which the Fund will invest and disclose the corresponding risks of such investments in the Principal Risk Factors of the Fund section.

Response: Comment acknowledged. The requested changes will be made in the Amendment. To the extent applicable, the Fund will identify with greater specificity the various securities and instruments that it will invest in and related risk factors.

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Prospectus Summary — Periodic Repurchase Offers (page 7)

19.	Staff Comment: The seventh sentence of this section states that the Fund may introduce, or modify the amount of, a repurchase fee at any time. Please disclose that the Fund will provide advance notice to shareholders of any such introduction or modification of the repurchase fee.

Response: Comment accepted. The requested change will be made in the Amendment.

20.	Staff Comment: The eight sentence of this section states that the Fund may waive or reduce a repurchase fee if for other reasons the Fund will not incur transaction costs or will incur reduced transaction costs. Please identify with greater specificity the category of shareholders who would be eligible for a reduction or waiver in the repurchase fee in these circumstances.

Response: The Fund respectfully submits that while it has the ability to charge a repurchase fee, it does not currently anticipate in doing so. To the extent that changes in the future, applicable disclosure will be added. In addition, to the extent a repurchase fee is waived, the fee would be waived for all shareholders, uniformly.

Prospectus Summary — Focused Investment Risk (page 14)

21.	Staff Comment: The first sentence of this risk factor states that, to the extent that the Fund focuses its investments in a particular sector or country, the NAV of the Common Shares will be more susceptible to events or factors affecting companies in that sector or country. If the Fund will focus its investments in particular sectors or countries at launch, please disclose these sectors and/or countries in the Investment Objective and Strategies section of the Prospectus Summary. Also, please disclose the specific risks of these sectors and/or countries in the Summary of Principal Risks of the Fund section of the Prospectus Summary.

Response: Comment accepted. The Fund respectfully submits that it does not currently anticipate focusing its investments in any particular sector or country.

Prospectus Summary — Emerging Market Risk (page 16)

22.	Staff Comment: Please tailor the disclosure regarding emerging market risks to the Fund’s intended emerging market investments. See ADI 2020-11, Registered Funds’ Risk Disclosure Regarding Investments in Emerging Markets.

Response: The Fund respectfully submits that, to the extent the disclosure is not already so tailored, the Fund will tailor disclosure in accordance with ADI 2020-11, Registered Funds’ Risk Disclosure Regarding Investments in Emerging Markets.

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Summary of Fund Expenses (pages 17 – 18)

23.	Staff Comment: Footnote 1 to the fee table refers to an early withdrawal charge. Please add an Early Withdrawal Charge line item to the fee table under Shareholder Transaction Expenses.

Response: The Fund respectfully submits that the reference to Early Withdrawal Charge has been deleted from footnote 1.

24.	Staff Comment: Please disclose the 2.00% repurchase fee referenced in footnote 2 in the Repurchase Fee line item.

Response: Comment accepted. The requested change will be made in the Amendment.

25.	Staff Comment: Please explain to us how the Fund can charge both an early withdrawal charge and a 2.00% repurchase fee. Alternatively, delete all disclosure regarding one of these fees. See Rule 23c-3(b)(1) (which permits a fund to deduct from repurchase proceeds a repurchase fee not to exceed two percent of the proceeds).

Response: Rule 23c-3(b)(1) states that in connection with a repurchase offer, a company may deduct from the repurchase proceeds a repurchase fee that does not exceed 2% of the proceeds and that is reasonably intended to compensate the company for expenses directly related to the repurchase. The early withdrawal charge is not structured to compensate for expenses directly related to repurchases, but rather is structured similar to a contingent deferred sales charge, or CDSC, to compensate for distribution-related expenses. The early withdrawal charge will only be assessed if the Fund’s multi-class exemptive relief is granted.

26.	Staff Comment: Please revise the last sentence of footnote 7 to replace “both” with “the lesser of.”

Response: Comment accepted. The requested change will be made in the Amendment.

The Fund (page 18)

27.	Staff Comment: The third sentence of this section states that “[u]pon receiving Exemptive Relief, the Fund will also offer Class Shares and may offer additional classes of shares in the future.” Please disclose that there is no assurance that Exemptive Relief will be obtained.

Response: Comment accepted. The requested disclosure will be added to the Amendment.

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Use of Proceeds (page 18)

28.	Staff Comment: The first sentence of this section states that the Fund expects to use the net proceeds from the sale of the Common Shares to invest in accordance with its investment objective and policies and for working capital purposes. Please disclose with greater specificity the working capital purposes for which the Fund will use proceeds. See Item 7.1. of Form N-2.

Response: The Fund respectfully submits that the language in question has been deleted.

29.	Staff Comment: The last sentence of this section refers to a three- to six-month timeframe associated with the anticipated use of proceeds. Please disclose with greater specificity the time it will take to use proceeds. If the time period is more than three months, please disclose the reason for the delay. See Item 7.2. of Form N-2; Guide 1 to Form N-2.

Response: The Fund respectfully submits that the following italicized language will be added in the Amendment:

It is currently anticipated that the Fund will be able to invest all or substantially all of the net proceeds according to its investment objectives and strategies within approximately three months after receipt of the proceeds, depending on the amount and timing of proceeds available to the Fund as well as the availability of investments consistent with the Fund’s investment objectives and strategies, and except to the extent proceeds are held in cash to pay dividends or expenses, satisfy repurchase offers or for temporary defensive purposes. However, additional time may be required to fully deploy the Fund’s net proceeds to invest in certain of the Fund investments.

The Fund’s Investment Objective and Strategies (pages 19 – 21)

30.	Staff Comment: The sixth sentence of the fourth paragraph of this section refers to Oaktree’s “contrarian investment style.” Please describe this investment style.

Response: The Fund respectfully submits that the following italicized language will be added in the Amendment:

Contrarian investment style refers to investors who prioritize downside protection and patience over immediate capital deployment.

31.	Staff Comment: The seventh sentence of the fourth paragraph of this section states that downside risk is mitigated by applying the perspective of distressed debt investing. Please disclose with greater specificity how Oaktree applies the perspective of distressed debt investing to mitigate downside risk.

Response: The Fund respectfully submits that the following language will be added in the Amendment:

Oaktree’s expertise and experience in distressed debt investing informs and guides it in analyzing new investments and as a result, its extensive distressed investing experience should allow it to minimize downside risk associated with investments made on behalf of the Fund.

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32.	Staff Comment: The last sentence of the fourth paragraph states that the Fund further manages risk and opportunity through holistic portfolio analysis. Please disclose in plain English what holistic portfolio analysis entails.

Response: The Fund respectfully submits that the following language will be added in the Amendment:

Holistic portfolio analysis encompasses a focus on the entire portfolio of investments versus a focus on a credit-by-credit basis.

33.	Staff Comment: The first sentence of the fifth paragraph states that the Fund generally invests in a “concentrated subset of securities.” Please disclose what a “concentrated subset of securities” is in plain English. Please also explain to us how investing in a concentrated subset of securities is consistent with the use of the word “diversified” in the Fund’s name. See Section 35(d) of the 1940 Act.

Response: The Fund respectfully submits that the language in question has been deleted.

Principal Risks of the Fund — Market Risk (pages 22 – 23)

34.	Staff Comment: This risk factor describes risks associated with global market developments and disruptions, including those arising from public health emergencies, and the possible impact on the Fund. Please consider whether the Fund’s disclosures, including risk disclosures should be revised based on how these events may affect the Fund and its investments and investment process. If you believe that no additional disclosure is warranted, please explain to us why not.

Response: The Fund respectfully submits that the language in question will be revised in the Amendment.

Principal Risks of the Fund — Emerging Markets Risk (page 32)

35.	Staff Comment: The third sentence of this risk factor states that investing in securities of issuers based or doing business in emerging markets entails all of the risks of investing in securities of foreign issuers noted above. Inasmuch as there is not a risk factor describing the risks of investing in securities of foreign issuers included in this section, please revise this disclosure.

Response: Comment accepted. The requested change will be made in the Amendment.

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Management of the Fund — Management Agreement (page 33)

36.	Staff Comment: The second sentence of this section indicates that the management fee is calculated based on Managed Assets. Please disclose how derivatives are valued for purposes of calculating Managed Assets. We may have more comments after reviewing your response.

Response: The Fund respectfully submits that derivatives will be valued based on their market value for purposes of calculating Managed Assets.

Management of the Fund — Sales at Net Asset Value (page 41)

37.	Staff Comment: This paragraph states that Shares may be sold at NAV without an initial sales charge to certain types of accounts or account holdings, including, among others (i) individuals or accounts having certain relationships with the Fund, certain of its affiliates, certain broker dealers or the Distributor, (ii) individuals purchasing shares through certain types of omnibus accounts and (iii) any other person for which the Distributor determines that there will be minimal cost borne by the Distributor with the sale. Please identify terms such as “certain relationships,” “certain of its affiliates,” “certain broker-dealers,” and “for which the Distributor determines there will be minimal cost” with greater specificity to clearly identify the classes of persons that are eligible for waivers of sales charges in these categories of Fund investors. See Item 12(a)(2) of Form N-1A and Instruction 1 thereto; IM Guidance Update 2016-06, Mutual Fund Fee Structures (December 2016).

Response: Comment accepted. The Fund respectfully submits that the language in question has been revised to read:

Shares of the Fund may be offered without a sales charge to: (1) any other investment company in connection with the combination of such company with the Fund by merger, acquisition of assets, or otherwise; (2) any unit investment trusts registered under the 1940 Act which have shares of the Fund as a principal investment; (3) persons investing in certain fee-based programs under which they pay advisory fees to a broker-dealer or other financial institution that has entered into an agreement with the Fund and/or its distributor; and (4) financial intermediaries who have entered into an agreement with the Fund and/or its distributor to offer shares to self-directed investment brokerage accounts that may or may not charge a transaction fee to its customers.

In addition, shareholders who redeemed shares of the Fund that were originally subject to a sales charge may buy back shares of the Fund into the same shareholder account within 45 days of the redemption date without paying a sales charge on the reinstated shares. The amount eligible to be repurchased may not exceed the amount of your redemption proceeds originally received from the reinstated shares. Reinstatements will be priced at the Fund’s current NAV. To exercise this reinstatement privilege, you must notify your financial consultant or the Fund’s transfer agent at the time of your transaction that you believe you qualify for the privilege.

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38.	Staff Comment: The last sentence of this section directs investors to see the SAI for additional details. As there is no disclosure in the SAI providing additional details, please delete this sentence.

Response: Comment accepted. The requested change will be made in the Amendment.

Management of the Fund — How EWCs Will Be Calculated (page 42)

39.	Staff Comment: The first sentence of this section states that the EWC is imposed on the amount of the repurchase which causes the current value of your account for the particular class of Common Shares of the Fund to fall below the total dollar amount of your purchase payments subject to the EWC. Please revise this sentence to more clearly explain the amount of the repurchase on which the EWC is imposed.

Response: Comment accepted. The language in question will be revised as follows:

An EWC is imposed on repurchases of Common Shares on the amount of the repurchase which causes the current value of your account for the particular class of Common Shares of the Fund to fall below the total dollar amount of your purchase payments on which you paid no initial sales charge as a result of reaching a breakpoint on the initial purchase and have not been held 12 months.

Management of the Fund — Reductions and Waivers of Initial Sales Charges and EWCs (page 42)

40.	Staff Comment: The first sentence of the second paragraph of this section states that EWCs may be reduced or waived for repurchases where the shareholder can demonstrate hardship, which shall be determined in the sole discretion of the Distributor, and there will be minimal cost borne by the Distributor associated with the repurchase, which shall be determined in the sole discretion of the Distributor. Please disclose with greater specificity the circumstances in which a hardship would be demonstrated and the repurchase would result in minimal cost borne by the Distributor. See Item 12(a)(2) of Form N-1A and Instruction 1 thereto. Please also delete the language indicating that the determination shall be in the sole discretion of the Distributor. See Rule 22d-1(a) under the 1940 Act.

Response: The Fund respectfully submits that the following disclosure will be added:

What qualifies as “hardship” and “minimal cost” borne by the Distributor will be determined in the sole discretion of the Distributor but will be applied uniformly to all shareholders that can demonstrate such hardship or for which there will be such minimal cost. The Distributor follows how Internal Revenue Service regulations classify “hardship” – a financial hardship may occur when an individual has an immediate and heavy financial need and the money to be withdrawn from the shareholder’s account is necessary to meet that need. The Distributor generally determines an EWC waiver or reduction to be of “minimal cost” where the shareholder can demonstrate that the repurchase triggering the EWC was inadvertently executed during the period subject to the EWC and substantially all of the EWC period has lapsed.

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41.	Staff Comment: The last sentence of the second paragraph of this section states that investors will not be subject to EWCs for certain transactions where the Distributor did not pay at the time of purchase the amount it normally would have to the broker-dealer. Please disclose with greater specificity what “certain transactions” include. Please also disclose how an investor would know that the Distributor did or did not pay at the time of purchase the amount it normally would have to the broker-dealer (and therefore know whether or not they would be subject to the EWC on a future sale of shares). See Item 12(a)(2) of Form N-1A and Instruction 1 thereto.

Response: The Fund respectfully submits that the language in question has been revised as follows:

In addition, investors will not be subject to EWCs where the Distributor did not pay at the time of purchase the amount it normally would have to the broker-dealer, such as a result of an ECW reduction or waiver, as discussed herein.

Dividend Reinvestment Plan (page 49)

42.	Staff Comment: The last sentence of this section states that additional information about the Plan may be obtained from the Plan Administrator. Please disclose the Plan Administrator’s telephone number or address. See Item 10.1.e.(3) of Form N-2.

Response: Comment accepted. The requested change will be made in the Amendment.

Statement of Additional Information

Investment Objectives and Policies — Temporary Defensive Strategies Risk (page 5)

43.	Staff Comment: The first sentence of this section states that the Fund may temporarily depart from its principal investment strategies as a defensive measure when the Adviser anticipates unusual market or other conditions. Please describe this ability to temporarily depart from its principal investment strategies in the prospectus.

Response: Comment accepted. The requested change will be made in the Amendment.

Investment Objectives and Policies — Investment Restrictions (pages 17 – 18)

44.	Staff Comment: Investment restriction (4) states that the Fund will not “concentrate” its investments in an industry. Please disclose in this section that to concentrate its investments means to invest 25% or more of the value of the Fund’s total assets. See Instruction to Item 8.2.b.(2) of Form N-2.

Response: Comment accepted. The requested change will be made in the Amendment.

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45.	Staff Comment: Please confirm that the Fund will look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a non-governmental entity in order to determine the industry to which the investment should be allocated when determining the Fund’s compliance with its concentration policy.

Response: The Fund respectfully submits, that to the extent the Fund invests in private activity municipal debt securities it will look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a non-governmental entity in order to determine the industry to which the investment should be allocated when determining the Fund’s compliance with its concentration policy.

Management of the Fund — Portfolio Managers (page 24)

46.	Staff Comment: Please disclose the structure and method used to determine each portfolio manager’s compensation and each portfolio manager’s ownership in the Fund. See Items 21.2. and 21.3. of Form N-2. Please also disclose any material conflicts of interest as required by Item 21.1.d. of Form N-2.

Response: Comment accepted. The requested changes will be made in the Amendment.

Part C – Other Information

Item 25. Financial Statements and Exhibits

47.	Staff Comment: Please revise exhibits (e), (g) (j), (k)(1), (k)(2), (k)(3), (k)(4) and (p) to delete “Form of.”

Response: Comment accepted. The requested changes will be made in the Amendment.

48.	Staff Comment: Please confirm that the opinion of Venable (to be filed by amendment) will be consistent with Staff Legal Bulletin 19.

Response: Confirmed.

Item 34. Undertakings

49.	Staff Comment: Please include the undertaking required by Item 34.4. of Form N-2.

Response: Comment accepted. The requested changes will be made in the Amendment.

Signature Page

50.	Staff Comment: We note that the Board of Directors has not been entirely selected and that the Registration Statement has been signed by only one Director. Please ensure that once the Board of Directors has been properly constituted, a pre-effective amendment to the Registration Statement will be signed by a majority of Directors. See Section 6(a) of Securities Act.

Response: Commented accepted and confirmed.

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General Comments

51.	Staff Comment: Please tell us if you have presented any test the waters materials to potential investors in connection with this offering. If so, we may have additional comments.

Response: The Adviser confirms that no test the waters materials have been provided to prospective investors.

52.	Staff Comment: We note that many portions of your filing are incomplete or to be updated by amendment (e.g., fee table, information regarding Directors, financial statements). We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

Response: Confirmed.

53.	Staff Comment: If you intend to omit certain information from the form of prospectus included with the Registration Statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the pre-effective amendment.

Response: Confirmed, any such omitted information will be disclosed to the Staff supplementally.

54.	Staff Comment: Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with your Registration Statement, other than the application for multi-class exemptive relief.

Response: The Fund respectfully submits that no other applications have been submitted nor is it currently anticipated that future applications will be submitted in connection with this Registration Statement.

55.	Staff Comment: Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

Response: Comment accepted.

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Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number listed above. Thank you.

Very truly yours,

/s/Vadim Avdeychik

Vadim Avdeychik

for Paul Hastings LLP

cc:	Michael Spratt

Michael Shaffer

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